AMENDMENT NO. 1 TO THE INVESTMENT SUB-ADVISORY AGREEMENT

     This Amendment No. 1 is made to the Investment Sub-Advisory Agreement between Castle Investment Management, LLC (the “Advisor”) and St. James Investment Company, LLC (the “Sub-Advisor”) on behalf of the Castle Focus Fund and shall become effective as of June 30, 2016. It is mutually understood and agreed by and between the undersigned parties to amend Schedule A of the Investment Sub-Advisory Agreement to read as follows:

SCHEDULE A

     The Advisor shall pay the Sub-Advisor, as full compensation for services provided and expenses assumed hereunder, a sub-advisory fee for the Fund, computed daily and payable monthly at the annual rates listed below as a percentage of the average daily net assets of the Fund:

Assets	Sub-Advisory Fee
Where net assets of the Fund are between $0 to $50 million	0.20%
Where net assets of the Fund are between $50 million to $100 million	Blended rate of: (i) 0.20% on the first $50 million; and (ii) 0.25% on the next $50 million
Where net assets of the Fund are between $100 million to $500 million	0.30% on all Fund assets
Where net assets of the Fund are between $500 million up to $1 billion	Blended rate of: (i) 0.30% on assets below $500 million; and (ii) 0.35% on assets from $500 million up to $1 billion.
Where net assets of the Fund are in excess of $1 billion.	Blended rate of: (i) 0.30% on assets below $500 million; (ii) 0.35% on assets from $500 million to $1 billion; and (iii) 0.40% on assets above $1 billion.

Castle Investment Management, LLC	St. James Investment Company, LLC
By: /s/ Andrew Welle	By: /s/ Larry Redell
Print Name: Andrew Welle	Print Name: Larry Redell
Title: Managing Director	Title: Member
Date: 6/29/16	Date: 6/29/16